Exhibit 2.3.4

BUILDING BITS PROPERTIES I, LLC

BIT DESIGNATION OF

THE SPECIAL ECONOMIC RIGHTS

OF

CLASS VERIZON-EASLEY.SC COMMON BITS

BUILDING BITS PROPERTIES I, LLC, a Delaware limited liability company (the “Company”), pursuant to the provisions of the Delaware Limited Liability Company Act and the Operating Agreement dated October 30, 2017, as amended from time to time (the “Operating Agreement”), does hereby state and certify that, pursuant to the authority expressly vested in BuildingBits Asset Management, LLC, a Delaware limited liability company and the Company’s Manager (the “Manager”), the Manager duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that this Bit Designation of the Class Verizon-Easley.SC Common Bits dated as of October 10, 2018 (this “Bit Designation”) be and hereby is adopted as follows:

1. Designation.

(a) Pursuant to Section 3.2 of the Operating Agreement, there is hereby created a class of Bits designated as the Class Verizon-Easley.SC Common Bits (the “Class Verizon-Easley.SC Common Bits”), which shall each have a special economic rights identified in Section 3 of this Bit Designation related to the performance of the Easley Verizon Property described in the Form 1-A of the Company and post-qualification amendments thereto (the “Building Bits Property”). The Manager is authorized to provide for the issuance of up to 4,090,500 Class Verizon-Easley.SC Common Bits.

(b) All Class Verizon-Easley.SC Common Bits issued pursuant to, and in accordance with the requirements of this Bit Designation, shall be fully paid and non-assessable Bits of the Company.

(c) Upon a Change of Control Event as defined in Section 2 of this Bit Designation, the Class Verizon-Easley.SC Common Bits will cease to exist and holders will receive cash as provided in Section 4 of this Bit Designation.

2. Definitions. For purposes of this Bit Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Operating Agreement.

“Change of Control Event” means, with respect to the Building Bits Property, (i) an election to dissolve Building Bits Property by its Manager, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of Building Bits Property, or (iii) the entry of a decree of judicial dissolution of Building Bits Property pursuant to the provisions of the Delaware Act.

“Closing Date” means, with respect to the Class Verizon-Easley.SC Common Bits, the date on which the first closing in the offering Under Regulation A took place.

“Distribution Payment Date” has the meaning assigned to it in Section 3(a) hereof.

“Distribution Period” means a period commencing on, and including, a Distribution Payment Date, to, but not including, the following Distribution Payment Date.

“Distribution Record Date” has the meaning assigned to it in Section 3(a) hereof.

3. Special Economic Rights.

(a) Right to Distributions from Building Bits Property. Each holder of Class Verizon-Easley.SC Common Bits shall be entitled to receive, out of funds legally available after fees have been paid to the Manager or its Affiliates under Section 5.10 of the Operating Agreement, and expenses under Section 5.13 of the Operating Agreement, a pro rata cash distribution of the funds received by the Company from Building Bits Property (“Special Distributions”) on each Class Verizon-Easley.SC Common Bit. Any Special Distributions that have been declared shall be payable in arrears on the last day of the first fiscal quarter following the end of each applicable year (each, a “Distribution Payment Date”) to the holders of record as they appear in the books and records of the Company for the Class Verizon-Easley.SC Common Bits at the close of business on the 10th business day preceding the Distribution Payment Date (each, a “Distribution Record Date”); provided, that if any Distribution Payment Date is not a Business Day, then the Special Distribution which would otherwise have been payable on that Distribution Payment Date may be paid on the next succeeding Business Day. Any Special Distribution payable on the Class Verizon-Easley.SC Common Bits, including distributions payable for any partial Distribution Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

(b) Option to Make Quarterly Distributions. In the sole determination of the Manager, Special Distributions identified in Section 3(a) may be payable on a regular frequency, not less than on an annual basis. The Manager may determine the Distribution Payment Date and Distribution Record Date, provided that the Distribution Record Date may not be less than 10 days prior to the Distribution Payment Date.

4. Automatic Resignation and Conversion to Cash.

(a) Automatic Resignation of Bitholder. In the event of a Change of Control Event, holders of the Class Verizon-Easley.SC Common Bits identified in this Bit Designation shall automatically resign from the Company upon the receipt of the cash payment under Section 4(b)(i) of this Bit Designation.

(i) Upon resignation of the Bitholder under this Section, the Class Verizon-Easley.SC Common Bits held by the Bitholder shall cease to exist.

(b) Automatic Conversion to Cash.

(i) Upon the occurrence of a Change of Control Event, each of the holders of the Class Verizon-Easley.SC Common Bits shall receive a cash sum equal to the pro rata share of the net proceeds received by the Company as a result of the Change of Control Event, after deduction of fees set out in Section 5.10 of the Operating Agreement..

5. Voting Rights. Holders of Class Verizon-Easley.SC Common Bits shall not have the right to vote or provide consent in matters coming before the Members under Section 5.2(c) of the Operating Agreement.

6. Amendments and Waivers. This Bit Designation may be amended from time to time by the affirmative vote or consent of the Manager and the holders of a majority of the then issued and outstanding Class Verizon-Easley.SC Common Bits. Amendments to this Agreement may be proposed only by or with the consent of the Manager.

7. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, this Bit Designation has been executed as of the date first written above.

MANAGER:

BUILDINGBITS ASSET MANAGEMENT, LLC

By:
Name:
Title: